Peak CEO Pens Letter to Shareholders Clarifying the Company's 3-Year Forecast Press Release

Montreal, Quebec--(Newsfile Corp. - February 18, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that the Company's CEO wrote the following letter to its shareholders related to the financial forecast published by the Company earlier in the day:

Dear shareholders,

It is understandable that some confusion exists about the 3-year financial forecasts we published this morning and I would like to help bring some clarity as to why the numbers are different than what you may have been expecting.

When we published our previous forecast back in late 2018, the assumption was that our China operations would build a large sales force to grow the Company's revenue. Of course, growing the Company's sales was going to require additional capital investments, which meant conducting another series of private placement financings. This would have in turn increased the number of Peak's shares in circulation and mortgage the Company's future earnings per share (EPS). So we looked for a better way to achieve our growth objectives without sacrificing future EPS.

In early 2019, we began evaluating applications used by lending industry sales reps to help them succeed, and that's when we came across the Jinxiaoer platform. We spent several months analysing Jinxiaoer and discussing with its creator a possible fit between it and our Cubeler Lending Hub platform. The Company's management knew it had to acquire the platform, once several advantages of integrating Jinxiaoer and Cubeler became apparent, such as: eliminating the need to build a massive sales force, giving us the potential to quickly expand our services to over 30 cities (we were in only 3 cities in 2019), and offering a variety of cross-selling opportunities to our other subsidiaries.

The acquisition of Jinxiaoer became a top priority in 2019, but so was the continued development of our subsidiaries. By all accounts, we are very satisfied with the progress we made on that end, which led to a number of financial milestones for Peak, including the Company's first operational profit in Q3. This has positioned us to potentially be able to conduct non-dilutive debt financing private placements in the future, which would be an important element of our plan to protect the Company's future EPS. So by closing out 2019 in position to access non-dilutive capital and reaching an agreement to acquire Jinxiaoer, we were very optimistic going into 2020.

If I could use one word to describe our plans for 2020 it would be "expansion". Our efforts very early on will be focused on leveraging Jinxiaoer and its existing relationships to expand our service offering. This is going to require a fair number of on-site meetings and travelling to various cities. However, one of the things most affected by the coronavirus is the population's ability to travel, and that has put a damper on our expansion plans, which are currently on hold until the situation in China improves. We are assuming that our China operations will be able to resume the execution of our plan at some point in Q2. For the time being, we have had to shift our quarterly projections by three quarters. For instance, the revenue and EBITDA that we would have normally forecasted for Q1 2020 is now shifted to Q4 2020. So the first quarters of 2020 will not benefit from the growth expected to be brought about by Jinxiaoer, but rather will resemble the latter quarters of 2019.

As for the variation in 2020 EBITDA between the 2018 forecast and today's, the Company decided that it would be best to invest more in Jinxiaoer and, using its technology, build the Cubeler Lending Hub network across various cities rather than building a large sales and administrative team to do so. This decision carries more expenses early on, but those are more one-time expenses, which makes Peak more profitable than it would have been otherwise after just three years, both in terms of absolute value and profit margin.

In conclusion, although the numbers presented today may seem less appealing than what some of you may have expected, and despite the negative effects of the coronavirus on virtually all businesses in China, Peak is actually better positioned today to maximize the company's EPS over the next three years than it would have been based on the 2018 forecasts. You will see clear evidence of that in the coming days and months.

Best regards,

Johnson Joseph

President and CEO, Peak Positioning Technologies Inc.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets
Cathy Hume, CEO

416-868-1079 ext.: 231 cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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